UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Snyder’s-Lance, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

833551 104

(CUSIP Number)

Michael A. Warehime 13024 Ballantyne Corporate Place Suite 900 Charlotte, NC 28277 (704) 554-1421	John J. Kearns, III Eckert Seamans Cherin & Mellott, LLC 600 Grant Street, 44th Floor Pittsburgh, PA 15219-2788 (412) 566-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514606102

(1)	Names of reporting persons. Michael A. Warehime
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF (See response to Item 1)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,840,697
	(8)	Shared voting power 1,198,622
	(9)	Sole dispositive power 9,840,697
	(10)	Shared dispositive power 1,198,622
(11)	Aggregate amount beneficially owned by each reporting person 11,039,319
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%*
(14)	Type of reporting person (see instructions) IN

*	Based on 67,788,182 shares of Common Stock outstanding.

CUSIP No. 514606102

(1)	Names of reporting persons. Patricia A. Warehime
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF (See response to Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 843,915
	(8)	Shared voting power 10,195,404
	(9)	Sole dispositive power 843,915
	(10)	Shared dispositive power 10,195,404
(11)	Aggregate amount beneficially owned by each reporting person 11,039,319
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%*
(14)	Type of reporting person (see instructions) IN

*	Based on 67,788,182 shares of Common Stock outstanding.

This statement amends Items 3, 4 and 5 of the Schedule 13D of Michael A. Warehime and his spouse, Patricia A. Warehime (the “reporting persons”) dated December 16, 2010, as amended by Amendment No. 1 thereto dated September 8, 2011 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions and events that have occurred during the past sixty days that have affected the reporting persons’ beneficial ownership of the Issuer’s Common Stock as follows:

(1) On November 4, 2011, Michael A. Warehime, the settlor, contributed 1,000,000 shares of Common Stock to the Michael A. Warehime 2011 Snyder’s-Lance GRAT, a grantor retained annuity trust for the benefit of Mr. Warehime and his adult daughters (the “Warehime 2011 GRAT”).

(2) On November 18, 2011, Michael A. Warehime, the settlor, contributed 999,996 shares of Common Stock to the MAW 2011 Snyder’s-Lance GRAT, a grantor retained annuity trust for the benefit of Mr. Warehime and his adult daughters (the “MAW 2011 GRAT”).

(3) In November 2011, the reporting persons effected open market purchases of shares of Common Stock.

Current information as to the beneficial ownership of Common Stock by the reporting persons is set forth in Item 5.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

The reporting persons purchased shares of Common Stock on the open market using funds that they received as dividends from the Issuer on shares of Common Stock. Schedule I attached hereto sets forth a summary of such transactions.

The contribution of shares of Common Stock to the Warehime 2011 GRAT and the MAW 2011 GRAT constitute gifts as the reporting persons received no payment or other consideration in return for the contributions. Each of the Warehime 2011 GRAT and the MAW 2011 GRAT has an independent trustee who has sole power to vote or direct the vote of the shares held therein.

Item 4. Purpose of Transaction.

The last paragraph of Item 4 is amended as follows:

In addition, the reporting persons may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of their holdings of Common Stock, although as of November 28, 2011 they had no plans or proposals to do so. Any such acquisition or disposition prior to December 6, 2013 will be governed by the terms of the Standstill Agreement. Any such acquisition would be limited to acquisitions pursuant to the exercise of stock options, directly from a family member in a private transaction or upon dividend reinvestment. Any disposition would be limited to transfers permitted by an affiliate of the Issuer under Rule 144 of the Securities Act or to transfers to family members for estate planning purposes and would be conducted through open market or private transactions. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition.

Except as described above, as of November 28, 2011, the reporting persons had no current plans or proposals relating to or that would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The reporting persons continually review and evaluate their respective positions with respect to the Issuer and may at any time reconsider and change their positions and formulate plans or proposals with respect to any such matters.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of shares of Common Stock beneficially owned by the reporting persons as of November 28, 2011 was 11,039,319 shares, representing 16.3% of the outstanding shares of Common Stock of the Issuer based on approximately 67,788,182 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 7, 2011.

(b) Michael A. Warehime had sole power to vote or direct the vote of 9,840,697 shares of Common Stock, and his spouse, Patricia A. Warehime, may be deemed to have shared voting power with respect to such shares. Patricia A. Warehime had sole power to vote or direct the vote of 839,915 shares of Common Stock and 4,000 restricted shares of Common Stock issued pursuant to the Issuer’s 2008 Director Stock Plan, and her spouse, Michael A. Warehime, may be deemed to have shared voting power with respect to such shares.

Michael A. Warehime had sole power to vote or to direct the vote of 1,020,018 shares of Common Stock owned by Warehime Enterprise, Inc. (“WEI”). Michael A. Warehime is the majority stockholder, chairman and an executive officer of WEI. Patricia A. Warehime may be deemed to have shared voting power with respect to such shares.

The reporting persons had shared power to vote or to direct the vote of 354,707 shares of Common Stock owned by MAW Associates, LP (“MAW”). Patricia A. Warehime is the sole member of the general partner of MAW. Michael A. Warehime is an executive officer of MAW.

(c) The following transactions in shares of Common Stock were effected during the past 60 days by the reporting persons as follows:

(1) Schedule I attached hereto sets forth a summary of the transactions effected in shares of Common Stock during the past 60 days by the reporting persons.

(2) On November 4, 2011, Michael A. Warehime, the settlor, contributed 1,000,000 shares of Common Stock to the Warehime 2011 GRAT. On November 18, 2011, Michael A. Warehime, the settlor, contributed 999,996 shares of Common Stock to the MAW 2011 GRAT. The contributions were effected through private transactions.

(d) Except as set forth in this Statement, to the knowledge of the reporting persons, as of November 28, 2011, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 1, 2011

/s/ Michael A. Warehime
Michael A. Warehime

/s/ Patricia A. Warehime
Patricia A. Warehime

Schedule I

Transactions in Past 60 Days

In November 2011, the reporting persons effected transactions in shares of Common Stock as set forth below:

Person/Entity Effecting Transaction	Date of Transaction	Amount of Shares of Common Stock	Exercise or Purchase Price/Share	Manner	Source of Funds
Michael A. Warehime	11/23/2011	5,000	$18.85	Cash purchase on open market	PF*
Michael A. Warehime	11/22/2011	8,000	$19.40	Cash purchase on open market	PF*

*In	each case, the funds used were funds received as dividends from the Issuer on shares of Common Stock.